SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 2 December, 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Response to Res. 13 Voting Result at 2021 AGM dated 2 December 2021

Exhibit 1.1

2 December 2021

Response to Resolution 13 Voting Result at 2021 Annual General Meeting

In accordance with Provision 4 of the UK Corporate Governance Code, bp PLC ('bp') is providing an update to the statement made on 12 May 2021 regarding the voting in relation to Resolution 13 at its Annual General Meeting ('AGM').

At the bp AGM held on 12 May 2021, shareholders strongly supported the Board's recommendation to reject Resolution 13. However, we recognise that some shareholders (20.65% of votes cast) chose to support the resolution.

bp engaged with shareholders prior to the AGM and continued this dialogue through extensive engagement with investors after the vote.  This process, which included but was not limited to specific consultation in accordance with Provision 4 of the Code, has allowed us to gain valuable insights in the evolution of shareholders' views on our strategy, targets and aims - irrespective of how they voted on Resolution 13.

In general, we have heard clear support for our strategy, recognition of the importance of maintaining a strategy that remains resilient to the risks and opportunities of the evolving energy transition, and encouragement to continue to focus on value generating activities to fulfil our ambition to get to net zero by 2050 or sooner and to help the world get to net zero.

bp is grateful to all those who have taken the time to engage on this issue.  We have reflected carefully on the feedback received and will continue to engage with shareholders and other stakeholders, as well as monitoring external market developments.

Insights from the consultation have been factored into our internal deliberations for consideration along with insights from our ongoing wider engagement with investors and from our wider ongoing monitoring of the external environment. During this period of consultation, we have also seen the world's ambition accelerating.  That creates opportunity for us, and we look forward to updating shareholders on our progress against our strategy and next steps at our full year results presentation on 8 February, as part of our regular communication to the market.

Further detail on bp's response to the outcome of the Resolution 13 vote will be provided in the 2021 Annual Report and Accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 2 December 2021
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary